Exhibit 1.1

UNDERWRITING AGREEMENT

January 18, 2012

U.S. Bancorp

800 Nicollet Mall

Minneapolis, MN 55402

Ladies and Gentlemen:

We (the “Representatives”) understand that U.S. Bancorp, a Delaware corporation (the “Company”), proposes to issue and sell to the several underwriters named in Schedule I (the “Underwriters”) an aggregate of 44,000,000 Depositary Shares (the “Offered Securities” and each an “Offered Security”), each representing 1/1,000th of a share of the Company’s Series F Non-Cumulative Perpetual Preferred Stock, $1.00 par value, with a liquidation preference of $25,000 per share (the “Preferred Stock”). The Preferred Stock, when issued, will be deposited against delivery of Depositary Receipts (the “Depositary Receipts”), which will evidence the Depositary Shares, that are to be issued by U.S. Bank National Association (the “Depositary”) under the Deposit Agreement, to be dated January 23, 2012, among the Company, the Depositary and the holders from time to time of the Depositary Receipts issued hereunder.

Subject to the terms and conditions set forth herein and incorporated by reference herein, the Company hereby agrees to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase the numbers of the Offered Securities set forth opposite the name of such Underwriter at a purchase price of $24.75 per Offered Security (in the case of Offered Securities sold to institutional investors) or at a purchase price of $24.21 per Offered Security (in the case of Offered Securities sold to retail investors), plus accrued distributions, if any (the “Purchase Price”).

The Offered Securities shall have the terms that are further described in the Statutory Prospectus and the term sheet specified in Schedule II hereto.

Except as otherwise provided herein, all the provisions contained in the document entitled “U.S. Bancorp Underwriting Agreement Standard Provisions (Preferred Stock, Which May Be Represented by Depositary Shares) (January 18, 2012)” (the “Standard Underwriting Agreement”) are herein incorporated by reference in their entirety and shall be deemed to be a part of this Underwriting Agreement to the same extent as if such provisions had been set forth in full herein. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Standard Underwriting Agreement.

For the purposes of this Underwriting Agreement only, the “Applicable Time” is 5:00 p.m. (Eastern time) on the date of this Underwriting Agreement.

For purposes of this Underwriting Agreement only, the term “Underwriters’ Counsel” as used in the Standard Underwriting Agreement shall mean Shearman & Sterling LLP.

For purposes of this Underwriting Agreement only, the term “Special Tax Counsel” as used in the Standard Underwriting Agreement shall mean Squire, Sanders & Dempsey (US) LLP.

Certificates for the Offered Securities purchased by each Underwriter shall be delivered by or on behalf of the Company to the Representatives for the account of such Underwriter, against payment by such Underwriter or on its behalf of the Purchase Price therefor in federal (same day) funds, on the “Closing Date,” which shall be 10:00 AM (New York City time) on January 23, 2012 at the offices of Shearman & Sterling LLP, 599 Lexington Avenue, New York, New York 10022, or at such other place and time as the Representatives and the Company may agree upon in writing.

This document may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same document.

[Signature Pages Follow]

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Please confirm your agreement by having an authorized officer sign a copy of this Agreement in the space set forth below and returning the signed copy to us.

MORGAN STANLEY & CO. LLC GOLDMAN, SACHS & CO. U.S. BANCORP INVESTMENTS, INC.

Acting severally on behalf of themselves and as representatives of the several Underwriters named in Schedule I annexed hereto.

By:	MORGAN STANLEY & CO. LLC

By:	/s/ Yurij Slyz
Name: Yurij Slyz
Title: Executive Director

By: GOLDMAN, SACHS & CO.

By:	/s/ Goldman, Sachs & Co.
(Goldman, Sachs & Co.)

By: U.S. BANCORP INVESTMENTS, INC.

By:	/s/ Jeremy Swinson
Name: Jeremy Swinson
Title: Managing Director

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Accepted by:

U.S. BANCORP

By:	/s/ Kenneth D. Nelson
Name: Kenneth D. Nelson Title: Executive Vice President and Treasurer

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SCHEDULE I

Underwriters’ Commitment to Purchase Depositary Shares
Morgan Stanley & Co. LLC	14,666,667
Goldman, Sachs & Co.	14,666,667
U.S. Bancorp Investments, Inc.	14,666,666

Total	44,000,000

Sch. I-1

SCHEDULE II

Materials other than the Statutory Prospectus that comprise the General Disclosure Package:

Final Term Sheet, dated January 18, 2012

Sch. II-1

Final Term Sheet

Depositary Shares Each Representing a 1/1,000th Interest

in a Share of Series F Non-Cumulative Perpetual Preferred Stock

Issuer:	U.S. Bancorp (Ticker: USB)

Security:	Depositary shares, each representing 1/1,000th interest in a Share of Series F Non-Cumulative Perpetual Preferred Stock

Size:	44,000,000 depositary shares

Maturity:	Perpetual

Expected Ratings*:

Liquidation Preference:	$25,000 per share (equivalent to $25 per depositary share)

Dividend Rate (Non-Cumulative):	At a rate per annum equal to 6.50% from the date of issuance to, but excluding, January 15, 2022, and thereafter at a floating rate per annum equal to three-month LIBOR plus a spread of 4.468%

Dividend Payment Date:	15th day of January, April, July and October of each year, commencing on April 15, 2012

Optional Redemption:	The Series F Preferred Stock may be redeemed in whole, or in part, on or after January 15, 2022 at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends. The Series F Preferred Stock may be redeemed in whole, but not in part, prior to January 15, 2022 within 90 days of the occurrence of a “regulatory capital treatment event,” as described in the prospectus supplement, at a redemption price equal to $25,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without accumulation of any undeclared dividends.

Trade Date:	1/18/2012

Settlement Date:	1/23/2012 (T+3)

Public Offering Price:	$25.00 per depositary share

Underwriting Discount:	$0.3477 per depositary share

Net Proceeds (before expenses) to Issuer:	$1,084,700,000

Joint Book-runners:	Morgan Stanley & Co. LLC Goldman, Sachs & Co. U.S. Bancorp Investments, Inc.

Listing:	Application will be made to list the depositary shares on the New York Stock Exchange under the symbol “USB PrM.”

CUSIP:	902973833

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us. The issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Morgan Stanley & Co. LLC at 1-866-718-1649, Goldman, Sachs & Co. at toll-free (866) 471-2526 or U.S. Bancorp Investments, Inc. at 1-877-558-2607.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.